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                             February 14, 2022

       Vikram Grover
       Chief Executive Officer
       Himalaya Technologies, Inc.
       1 E Erie St, Suite 525 Unit #2420
       Chicago, IL 60611

                                                        Re: Himalaya
Technologies, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed January 24,
2022
                                                            File No. 000-55282

       Dear Mr. Grover:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G

       Item 1 Business, page 2

   1. We note the disclosure that your wholly owned subsidiary is a "cannabis development company." Revise to
provide additional and clear disclosure to describe Kanab's current operations and plans
for development. Clarify how this wholly owned subsidiary's
                                                        operations relate to
"cannabis development." Additionally, we note your recent
                                                        investment in the
Agrarian Group, LLC and you disclose that it is a provider of digital management software and
"services for indoor agriculture." Please tell us whether the operations of the
Agrarian Group, LLC relate to cannabis development.
   2. We note references to "subsidiaries" in your filing, while you sometimes only refer to one wholly-owned
subsidiary, Kanab Corp. Please revise to clarify your disclosures and file as Exhibit 21 a list of
your significant subsidiaries. See Item 601(b)(21) of Regulation S-
                                                        K.
 Vikram Grover
FirstName LastNameVikram
Himalaya Technologies, Inc. Grover
Comapany14,
February  NameHimalaya
            2022          Technologies, Inc.
February
Page 2 14, 2022 Page 2
FirstName LastName
3. We note the disclosure that you are "currently in discussions with co-pack and distribution companies, and GenBio, Inc. is formulating its extracts and obtaining laboratory certification for this planned consumer beverage." In light of your references to "extracts"
         and "laboratory certification," disclose whether your intended distribution of infused beverages relate to cannabis. Please tell us what consideration you gave to providing related risk factor disclosure, including possible law enforcement consequences under federal and state laws related to the cannabis industry.
Financial Information
Overview, page 4

4. We note that discussion of your proposed business plan on this page 4 continues to refer to incorporating the OTC WATCH LLC social media site, although disclosures on pages
         2, F-11 and F-21 indicate that you have canceled the OTC WATCH LLC transaction based on due diligence performed. Please revise your disclosure as appropriate.

Financial Statements
Note 6 - Convertible Notes Payable, page F-10

5. We note you disclose, both in this note to your interim financial statements and in Note 6 of the annual financial statements on page F-20, that your GS Capital and KBM
         Worldwide convertible notes would convert into 130,603,448 and 46,573,459 common shares, respectively, although without specifying the effective date of your computation.
         Your disclosures should reflect the number of shares that are issuable pursuant to the terms of the note agreements at each balance sheet date. Please revise your disclosures as necessary to reflect the appropriate number of issuable common shares as of October, 31,
         2021 (page F-10) and July 31, 2021 (page F-20), and to clarify that the measures correspond to the respective balance sheet dates.


Financial Statements
Note 10 - Subsequent Events, page F-11

6. Please expand your disclosures under this heading and on page F-21, concerning your
         November 28, 2021 19.99% investment in GenBio Inc. and January 1, 2022 19.99%
         investment in The Agrarian Group, LLC, to include the values ascribed to each invesment, to explain how you determined that such values represented the fair values, and to describe the status and extent of operations being conducted by each entity.

         Please also expand your disclosures on page 2 to explain how the investment in The
         Agrarian Group, LLC relates to your business plan, and to describe the extent of any revenue generating activities being conducted by each of these entities, or if there are no operations, to clarify the nature of any research & development undertaken and the
 Vikram Grover
Himalaya Technologies, Inc.
February 14, 2022
Page 3
         estimated timeline to establish operations.


Note 8 - Equity, page F-11

7. We note your disclosure of two hundred twenty nine ( 229) million authorized Class A preferred shares under this heading and in Note 8 on page F-21, versus one hundred thirty
         (130) million authorized Class A preferred shares disclosed on pages 8 and 9, and Exhibit
         3.4 Certificate of Determination for Class A Preferred Stock. Please reconcile the inconsistency.
8. Expand your disclosures under this heading and the corresponding note on page F-21 to include the information required by FASB ASC 505-10-50-3 and 50-13. For example, describe the voting rights associated with each class of authorized preferred securities and with regard to the outstanding convertible preferred shares, quantify for each class the aggregate number of issuable common shares at the balance sheet date, and for each class the aggregate number of voting rights associated with the outstanding shares. You should also identify the parties that control the conversion rights to comply with this guidance and you should provide all of the information about related parties that is required by
         FASB ASC 850-10-50-1 and 3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Law Clerk, at
(202) 551-3905 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameVikram Grover                                Sincerely,
Comapany NameHimalaya Technologies, Inc.
                                                               Division of
Corporation Finance
February 14, 2022 Page 3                                       Office of Energy
& Transportation
FirstName LastName